

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170274

DIVISION OF
CORPORATION FINANCE

March 9, 2017

Kerry E. Berchem
Akin Gump Strauss Hauer & Feld LLP
kberchem@akingump.com

Re: WMIH Corp.
Incoming letter dated January 27, 2017

Dear Ms. Berchem:

This is in response to your letter dated January 27, 2017 concerning the shareholder proposal submitted to WMIH Corp. by Kyle J. Krol. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Kyle J. Krol

FISMA & OMB Memorandum M-07-16

March 9, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WMIH Corp.
Incoming letter dated January 27, 2017

The proposal provides that "[t]he 2017 WMIH executive compensation and incentive packages shall not be greater than the previous year."

There appears to be some basis for your view that WMIH Corp. may exclude the proposal under rule 14a-8(i)(2) because implementation of the proposal would cause WMIH Corp. to breach existing contractual obligations. Accordingly, we will not recommend enforcement action to the Commission if WMIH Corp. omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which WMIH Corp. relies.

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Akin Gump
STRAUSS HAUER & FELD LLP

KERRY E. BERCHEM
+1 212.872.1095/fax: +1 212.872.1002
kberchem@akingump.com

January 27, 2017

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: WMIH Corp. – Shareholder Proposal Submitted by Kyle J. Krol

Ladies and Gentlemen:

We are writing this letter on behalf of WMIH Corp., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude from its proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Annual Meeting***" and such materials, the "***2017 Proxy Materials***") a shareholder proposal (the "***Proposal***") submitted by Kyle J. Krol (the "***Proponent***").

The Company intends to file the 2017 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in *Staff Legal Bulletin 14D* (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibits are being sent via overnight express mail for Saturday delivery to the Proponent to notify the Proponent on behalf of the Company of its intention to omit the Proposal from its 2017 Proxy Materials. A copy of the Proposal is attached to this letter (see **Exhibit A**).

Rule 14a-8(j)(2)(iii) requires a supporting opinion of counsel when the company's reasons for exclusion "are based on matters of state or foreign law." 17 C.F.R. § 240.14a-8(j)(2)(iii). The Company believes it may exclude the Proposal under Rules 14a-8(i)(1), (i)(2), and (i)(6), which are based on matters of state law. Thus, the Company has provided a legal opinion of Richards, Layton & Finger, P.A., attached to this letter (see **Exhibit B**).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to:

(1) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Delaware law;

(2) Rule 14a-8(i)(2) because the Proposal, if implemented, would require the Company to violate state law;

(3) Rule 14a-8(i)(6), because the Company lacks the power and authority to implement a Proposal which would require the Company to violate state law; and

(4) Rule 14a-8(i)(3) because the Proposal is impermissibly vague, indefinite, and misleading in violation of Rule 14a-9.

THE PROPOSAL

The Proposal states:

> The 2017 WMIH executive compensation and incentive packages shall not be greater than the previous year. The executive compensation and incentive packages shall be tied to specific share price milestones. If the share price reaches $3 in 2017, all compensation and incentive packages shall be paid at a rate of 50%. If the share price reaches $4, all compensation shall be paid at a rate of 75%. If the share price reaches $5, all compensation shall be paid in full. All prices are to be adjusted for any stock splits that may occur.

ANALYSIS

I. The Company May Exclude the Proposal Under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by Shareholders under Delaware Law.

*A. Delaware Law and Company's Organizational Documents Allocate Management Authority to the Board of Directors ("**Board**")*

Pursuant to Rule 14a-8(i)(1), a company may exclude a shareholder proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." 17 C.F.R. § 240.14a-8(i)(1). Furthermore, the Note to Rule 14a-8(i)(1) states that "some proposals are not considered proper under state law if they would be *binding* on the company if approved by shareholders." *Id.* (emphasis added). The Staff has warned shareholders against making binding proposals in its Staff Legal Bulletin No. 14 (July 13, 2001), stating: "In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Company is a Delaware corporation, and thus, subject to Section 141(a) of the General Corporation Law of the State of Delaware (the "***DGCL***"). DGCL Section 141(a) states that the business and affairs of a Delaware corporation are to be managed by the Board except as otherwise provided in the DGCL or in the company's certificate of incorporation. Thus, if there is to be any variation from the mandate of Section 141(a) of the DGCL, it can only be as "otherwise provided in the [DGCL]" or in its certificate of incorporation.

The Company's Amended and Restated Certificate of Incorporation (the "***Charter***") does not grant stockholders of the Company power to manage the Company with respect to any specific or any general class of matters including, but not limited to, compensation of the Company's officers and employees. More specifically, Article IX, Section 1 of the Charter provides that, "[t]he business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. The Board of Directors may exercise *all such authority and powers* of the Corporation and do *all such lawful acts* and things as are not by statute or this Certificate of Incorporation directed or required to be exercised or done solely by the stockholders." (Emphasis added.).

A facet of the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized by the board of directors to act on its behalf, directs the decision-making process regarding (among other things) the compensation of directors and officer. See, e.g. 8 Del. C. § 122(5); 8 Del. C. § 122(15); Seinfeld v. Slager, 2012 WL 2501105, at *6 (Del. Ch. June 29, 2012) ("Employment compensation decisions are core functions of a board of directors, and are protected, appropriately, by the business judgment rule.") Delaware courts have consistently upheld the principle that a board of directors has "broad discretion to set executive compensation." White v. Panic, 783 A.2d 543, 553 n.35 (Del. 1991); *Haber v. Bell*, 465 A.2d 353, 359 (Del. Ch. 1983) (generally directors have *the sole authority to determine compensation levels* and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply . . . .") (emphasis added) (citing *Beard v. Elster*, Del. Supr., 160 A.2d 731 (1960); *Schreiber v. Pennzoil Co.*, Del. Ch., 419 A.2d 952 (1980); *Prince v. Bensinger*, Del. Ch., 244 A.2d 89 (1968)).

Because the Charter does not provide to the contrary, the Board has the sole discretion to determine the appropriate compensation for its officers and employees in the exercise of its power and authority to management the business and affairs of the Company. Indeed, the Company's Amended and Restated Bylaws (the "***Bylaws***") specify that the Board specifically has authority over compensation matters, including compensation of directors, officers, and agents. *See* Bylaws, Sections 3.12, 6.5. Thus, it is not permissible under Delaware law for stockholders to restrict the board's discretion in exercising its managerial authority to determine the compensation of the Company's officers and employees.

B. Implementation of Proponent's Binding Proposal Would Infringe Upon the Board's Authority Under Delaware Law

The Proposal is written as a mandatory proposal that would be binding upon the Company if approved. The Proposal states that "[t]he 2017 WMIH executive compensation and incentive packages *shall not* be greater than the previous year." (Emphasis added.) Executive compensation and incentives "*shall* be tied to specific share price milestones." (Emphasis added.) At certain share prices, "all compensation and incentive packages *shall* be paid at a rate of 50%." (Emphasis added.) If implemented, the Proposal would intrude and infringe upon the Board's management authority, including the Board's general authority to determine compensation matters. Thus, the Proposal is not a proper subject for action by shareholders under Delaware law.

The Staff has consistently allowed the exclusion of shareholder proposals mandating or directing a company's Board to take certain actions inconsistent with the discretionary authority provided to a Board under state law. Mirant Corp. (Jan. 28, 2003) (permitting exclusion of compensation-related shareholder proposal under Rule 14a-8(i)(1)); IEC Electronics Corp. (Oct. 31, 2012) (permitting exclusion of a proposal that attempted to mandate that "cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders"); Bank of America (Feb. 16, 2011) (permitting exclusion of a binding proposal as an improper subject for shareholder action); MGM Mirage (Feb. 6, 2008) (same); Cisco Systems, Inc. (Jul. 29, 2005) (same); Constellation Energy Group, Inc. (Mar. 2, 2004) (same); and Ford Motor Co. (Mar. 19, 2001) (same). The Company requests, consistent with these no action letters, that the Staff agree that the Proposal infringes upon the Board's management authority, and thus, is excludable from the Company's 2017 Proxy Materials.

II. The Company May Exclude the Proposal Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Require the Company to Violate State Law.

Pursuant to Rule 14a-8(i)(2), a company may exclude a shareholder proposal from its proxy statement "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." 17 C.F.R. § 240.14a-8(i)(2). As set forth more fully in the opinion attached hereto as Exhibit B,, the Proposal, if adopted and implemented would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the DGCL. As discussed above, under the DGCL, the Board holds the full and exclusive authority to manage the Company. Because the Proposal impermissibly limits the Board's ability to manage the business and affairs of the Company by, among other things, restricting the Board's ability to determine the level of compensation for certain of the Company's officers and employees, the Proposal would violate Section 141(a) of the DGCL. Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) (finding that a provision of a stockholder rights plan that "would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders" is invalid under Section 141(a) of the DGCL).

If adopted and implemented, the Proposal would also impose a limitation on the Board's authority with respect to compensation of certain of the Company's officers and employees in violation of Section 122 of the DGCL. Section 122(5) provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). In addition, Section 122(15) of the DGCL authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. § 122(15). Because the Proposal purports to restrict the Board's ability to compensate certain officers and employees above arbitrary thresholds, the Proposal would encroach upon the Board's powers under Sections 122(5) and 122(15) of the DGCL.

The Proposal, if adopted and implemented, would also impermissibly infringe on the Board's powers concerning the grant, issuance, sale or other disposition of the Company's stock and stock options under Sections 152, 153 and 157 of the DGCL, as it would restrict the Board's ability to offer stock options on such terms and conditions as the Board may determine appropriate as a component of employee compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, 1985 WL 11549, at *9 (Del. Ch. May 24, 1985) (citing Field, 68 A.2d at 820). Thus, the Proposal, which effectively imposes limits on the Board's ability to grant stock options and restricted stock, would, if implemented, constitute an invalid restriction on the powers of the Board under Sections 152, 153 and 157 of the DGCL.

In addition, the Staff has consistently taken the position that a proposal that would cause a breach of the issuer's existing contracts would violate applicable law and, thus, may be excluded. As the Staff stated in Staff Legal Bulletin No. 14B (Sept. 15, 2004): "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

The Company may exclude the Proposal because implementing the Proposal would require the Company to breach its existing employment agreements (collectively, the "***Employment Agreements***" and each, an "***Employment Agreement***") with its CEO and Chief Operating Officer ("***COO***"), in violation of state law. Under Delaware law, which governs the Employment Agreements, a breach of contract violates state law and monetary damages may be awarded. *See, e.g.*, *Bowers v. Columbia Gen. Corp.*, 336 F. Supp. 609 (D. Del. 1971); *Kenyon v. Holdbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2nd Cir. 1946). In turn, a breach of a contract is "a failure, without legal excuse, to perform any promise which forms the whole or part of the contract." *See Meso Scale Diagnostics, LLC v. Roche Diagnostics GmbH*, 62 A.3d 62, 77 (Del. Ch. 2013) (citing Williston on Contracts § 1290 (3rd ed. 1968)). In the absence of a legal excuse for one party's performance of a contract, such party is "obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the [other party] for the damages resulting therefrom." *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960).

As applied to the employment agreement context, "the compensation of an employee is ordinarily one of the terms of the employment contract. When an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, *the employer has no power arbitrarily to reduce that compensation during the term of the employment.*" Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989) (emphasis added).

The Company has entered into Employment Agreements with its CEO, William Gallagher, and its COO, Thomas Fairfield, dated as of May 15, 2015, which are publicly available as Exhibits 10.2 and 10.4, respectively, to the Company's Form 8-K filed with the Commission on May 13, 2015 (the "***May 13, 2015 Form 8-K Exhibits***"). The Employment

Agreements provide, among other forms of compensation, that "[d]uring the Employment Period, Executive shall receive an annual base salary in an amount equal to Five Hundred Thousand dollars ($500,000), less all applicable withholdings, which shall be paid in accordance with the customary payroll practices of the Company and prorated for partial calendar years of employment." The "Employment Period" is defined in Section 1 of both Employment Agreements as a three-year term until May 15, 2018, subject to potential extensions if the parties mutually agree. Thus, under the Employment Agreements, the Company has an obligation to pay each of the CEO and COO an annual base salary of $500,000 through at least May 15, 2018. Notably, the annual base salary in the Employment Agreements is not conditioned upon or tied to any share price milestones.

By contrast, the Proposal would impose a cap upon executive compensation, and more importantly, would impose conditions and potential cuts to the CEO's and COO's compensation for the same term during which the Company has already agreed to pay an annual base salary and certain incentives. The Proposal requires that, under certain conditions, "*in 2017*, all compensation and incentive packages shall be paid at a rate of 50%" or "paid at a rate of 75%." (Emphasis added.) Under the Proposal, if implemented, the Company would be required to breach its existing, agreed-upon obligation to pay the CEO's and COO's annual base salary of $500,000 for the remainder of the Employment Period. For example, if the Proposal is implemented and the Company's share price were below $3 during 2017, the Company would be forced to either (1) breach its existing Employment Agreements by failing to pay 100% of a prior, agreed-upon annual base salary, or (2) pay such full 100% annual base salary and fail to abide by the binding proposal. Implementing the Proposal and complying with the Company's current payment obligations under the Employment Agreements are mutually exclusive. Accordingly, any such unilateral action by the Company to implement the Proposal would constitute a breach of the Employment Agreements and thus a violation of Delaware law by the Company.

The Staff has concurred on numerous occasions that shareholder proposals that would cause a company to breach outstanding agreements, such as employment contracts or option agreements could be excluded from the company's proxy materials on the grounds that such proposals would cause the company to violate state law. *See, e.g.*, Sensar Corp. (May 14, 2001) (permitting exclusion of a proposal that would cause company to violate option agreements); International Business Machines Corp. (Feb. 27, 2000) (permitting exclusion of a proposal that would cause company to violate an employment contract); OGE Energy Corp. (Mar. 4, 1999) (permitting exclusion of a proposal that would cause company to breach employment agreements with executive officers); General Electric Co. (Jan. 28, 1997) (same).

Because implementation of the Proposal would cause the Company to breach the terms of the Employment Agreements in violation of applicable law, the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(2).

III. The Company May Exclude the Proposal Under Rule 14a-8(i)(6) Because It Is Beyond the Power of the Company to Lawfully Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company "would lack the power or authority to implement the proposal." 17 C.F.R. § 240.14a-8(i)(6). As discussed in Sections I and II *supra*, the Proposal would require the Company to breach certain provisions of the DGCL and existing contracts and, thus, violate state law. The Staff has noted that: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." In Gillette (Mar. 10, 2003), the Staff permitted exclusion of an executive compensation-related proposal under both 14a-8(i)(2) grounds *and* 14a-8(i)(6) grounds, where implementation of the proposal would require the company to violate an employment agreement with its CEO.

The Proposal would violate certain provisions of the DGCL and result in a breach by the Company of its payment obligations under the Employment Agreements in violation of state law. The Company does not have the power or authority to undertake unlawful actions, and because the Company would lack the authority to implement the Proposal lawfully, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

IV. The Company May Exclude the Proposal Under Rule 14a-8(i)(3) Because It Is Inherently Vague, Indefinite, and Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B, the Staff has stated that: "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3) . . .[including where] the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has permitted exclusion of proposals related to executive compensation and incentives when such proposals were "vague and indefinite" due to the proponent's failure to define key terms susceptible to differing interpretations. *See* General Motors Corp. (Mar. 26,

2009) (permitting exclusion of a proposal to eliminate “all incentives for CEOS and Board” where the proponent failed to define “incentives”); Prudential Financial, Inc. (Feb. 16, 2007) (permitting exclusion of a proposal seeking shareholder approval for senior management incentive compensation programs where key terms were undefined and susceptible to differing interpretations); Eastman Kodak Company (March 3, 2003) (permitting exclusions of a proposal to cap executive salaries at $1 million, including bonuses and stock options, where proponent failed to provide guidance on how stock options were to be valued). Here, the Proposal fails to define key terms necessary to determining with reasonable certainty what actions the Proposal requires.

First, the Proposal fails to define the term “greater” when stating that “executive compensation and incentive packages shall not be *greater* than the previous year.” (Emphasis added.) As set forth in the May 13, 2015 Form 8-K Exhibits, executive compensation in the Employment Agreements consists of several components, including a combination of base salary, restricted stock, benefits, and expenses. If the executive’s base salary were to increase for the next executive compensation package, but his rights with respect to restricted stock, benefits and expenses were severely reduced, it is unclear whether such a combination of factors would be considered “greater”. The same question would be raised if restricted stock, benefits and expense rights were increased, but base salary were reduced.

The Proposal also fails to state how the “rate” will be determined. The Proposal states that “if the share price reaches $3 in 2017, all compensation and incentive packages shall be paid at a rate of 50%.” However, the Proponent has not clarified what metric or figure the 50% rate will be derived from. Similarly, Proponent has not specified what metric the 75% “rate” will be derived from.

The Proposal fails to state when and how “share price” will be determined. The share price could be measured by an average over a day or year, any day’s closing price, or any intraday price, etc. Furthermore, even if one assumes a specific metric, it is unclear what compensation the Company’s executives would receive if the share price “reaches” a certain threshold (e.g., the $3 threshold), but subsequently drops below the $3 threshold. One could interpret such an instance in several ways, including: (1) that the spike has fulfilled the necessary condition so that the rate should not drop below 50% at any point thereafter, even if the price drops below $3; or (2) that the 50% rate will not apply if the price drops below the $3 threshold. Based on the variation of price metrics and the multiple layers of ambiguity due to the lack of clarity in the Proposal, at any given time, the Company would be unclear as to whether it has crossed the $3, $4, or $5 thresholds. Consequently, if implemented, the Company’s executives would be constantly uncertain as to what compensation rate they are receiving at any point in time and the Company would not be able to administer state and federal tax withholding obligations and potential SEC disclosure and reporting obligations.

Finally, the Proposal fails to state what "rate" will be paid if the share price is below $3. The Company's closing share price on the date hereof (Source: Nasdaq website) is below this $3 threshold. As applied to the Proposal, in such a circumstance there is *no* direction on the rate of executive compensation and incentive packages.

Because the Proposal fails to define crucial terms necessary to determining with reasonable certainty what actions the Proposal requires, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(1), (i)(2), (i)(3), and (i)(6), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from the Company's 2017 Proxy Materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1095.

Sincerely yours,



Kerry E. Berchem

Enclosures

Cc: Kyle J. Krol
Charles Edward Smith, Chief Legal Officer and Secretary, WMIH Corp.
William C. Gallagher, Chief Executive Officer, WMIH Corp.

Exhibit A

Shareholder Proposal of Kyle J. Krol

December 15, 2016

ATTN: Secretary
WMIH Corp.
800 Fifth Avenue, Suite 4100
Seattle, Washington 98104

RE: Shareholder Proposal

To whom it may concern:
Most shareholders can agree that the WMIH executives have woefully underperformed these past 4 years. It is unacceptable that the compensation and incentive packages keep increasing while nothing gets done. I propose that the compensation and incentive packages should be tied to a measureable set of milestones.

Proposal:
The 2017 WMIH executive compensation and incentive packages shall not be greater than the previous year. The executive compensation and incentive packages shall be tied to specific share price milestones. If the share price reaches $3 in 2017, all compensation and incentive packages shall be paid at a rate of 50%. If the share price reaches $4, all compensation shall be paid at a rate of 75%. If the share price reaches $5, all compensation shall be paid in full. All prices are to be adjusted for any stock splits that may occur.

If the WMIH executives are truly working for shareholders and have a plan in place to increase shareholder value, then they should welcome these performance metrics, and this proposal should be approved.

A concerned shareholder,



Kyle J. Krol

Exhibit B

Opinion of Richards, Layton & Finger, P.A.

RICHARDS LAYTON & FINGER
Attorneys at Law

January 27, 2017

WMIH Corp.
Fifth Avenue Plaza
800 Fifth Avenue, Suite 4100
Seattle, Washington 98104

Re: Stockholder Proposal Submitted by Kyle J. Krol

Ladies and Gentlemen:

We have acted as special Delaware counsel to WMIH Corp., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kyle J. Krol (the "Proponent") that the Proponent intends to present at the Company's 2017 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 11, 2015 (the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company (the "Bylaws"); and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Proposal:
> The 2017 WMIH executive compensation and incentive packages shall not be greater than the previous year. The executive compensation and incentive packages shall be tied to specific share price milestones. If the share price reaches $3 in 2017, all compensation and incentive packages shall be paid at a rate of 50%. If the share price reaches $4, all compensation shall be paid at a rate of 75%. If the share price reaches $5, all compensation shall be paid in full. All prices are to be adjusted for any stock splits that may occur.

Discussion

You have asked our opinion as to (i) whether the Proposal is a proper subject for action by stockholders under Delaware law, and (ii) whether the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law") and (iii) whether the Company has the power and authority to implement the Proposal. For the reasons set forth below, in our opinion, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law because it would impermissibly infringe on the managerial authority of the Board of Directors of the Company (the "Board") to determine the compensation of certain officers and employees of the Company. In addition, for the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would impose limitations on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the General Corporation Law. Because the Proposal if implemented would violate Delaware law, the Company lacks and power and authority to implement the proposal.

A. The Proposal Is Not a Proper Subject for Action by Stockholders Under Delaware Law

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in relevant part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a) of the General Corporation Law, it can only be as "otherwise provided in [the General Corporation Law] or in its certificate of incorporation." Id.; see also Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. In fact, the Certificate of Incorporation provides: "The business of the Corporation shall be managed by, or under the direction of, the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such things as are not by statute or this Certificate of Incorporation directed or required to be exercised or done solely by the stockholders." See Article IX, Section 1 of the Certificate of Incorporation. Thus, under the General Corporation Law, the Board holds the full and exclusive authority to manage the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d. 227, 232 (Del. 2008) ("[I]t is well-established that stockholders of a corporation subject to the DGCL may not directly manage the business and affairs of the corporation."); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The Delaware courts have long recognized this fundamental principle. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), for example, the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.

> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

A facet of the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized by the board of directors to act on its behalf, directs the decision-making process regarding (among other things) the compensation of officers and employees. See 8 Del. C. § 122(5) (empowering Delaware corporations to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation"); 8 Del. C. § 122(15) (empowering Delaware corporations to offer stock option, incentive, and other compensation plans for directors, officers, and employees); Seinfeld v. Slager, 2012 WL 2501105, at *6 (Del. Ch. June 29, 2012) ("Employment compensation decisions are core functions of a board of directors, and are protected, appropriately, by the business judgment rule."); Wilderman v. Wilderman, 315 A.2d 610, 614 (Del. Ch. 1974) ("The authority to compensate corporate officers is normally vested in the board of directors" pursuant to Section 122(5).). Delaware courts have consistently upheld the principle that a board of directors has "broad discretion to set executive compensation." White v. Panic, 783 A.2d 543, 553 n.35 (Del. 1991); see also In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this Court's deference to directors' business judgment is particularly broad in matters of executive compensation."); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (executive compensation is "ordinarily left to the business judgment of a company's board of directors"). This discretion includes the power to compensate employees appropriately. Pogostin v. Rice, 1983 WL 17985, at *4 (Del. Ch. Aug. 12, 1983), aff'd, 480 A.2d 619 (Del. 1984) (noting that compensation levels are within the discretion of the board of directors); Friedman v. Dolan, 2015 WL 4040806, at *5 (Del. Ch. June 30, 2015) (Delaware courts are hesitant to scrutinize executive compensation decisions, recognizing that "[i]t is the essence of business judgment for a board to determine if a particular individual warrant[s] large amounts of money."); Zucker v. Andreessen, 2012 WL 2366448, at *8 (Del. Ch. June 21, 2012) ("While the discretion of directors in setting executive compensation is not unlimited, it is the essence of business judgment for a board to determine if a particular individual warrants large amounts of money, whether in the form of current salary or severance provisions.") (internal quotations and citations omitted); In re Citigroup Inc. S'holder Deriv. Litig., 964 A.2d 106, 138 (Del. Ch. 2009) ("The directors of a Delaware corporation have the authority and broad discretion to make executive compensation."); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("A corporation, however, may utilize stock options, purchases, and other means ... to pay compensation to its employees. And generally directors have the sole authority to determine compensation levels.").

Absent any provision in the Certificate of Incorporation to the contrary, the Board has the sole discretion to determine the appropriate compensation for its officers and employees in the exercise of its power and authority to manage the business and affairs of the Company. As noted above, the Certificate of Incorporation does not provide to the contrary. See Article IX, Section 1 of the Certificate of Incorporation. Indeed, the Bylaws specifically provide that "[t]he compensation, if any, of officers and agents shall be fixed from time to time by the Board; provided, however, that the Board may delegate the power to determine the compensation of any officer and agent (other than the officer to whom such power is delegated) to the Chairman of the Board or the President. Bylaws, Section 6.5. Therefore, it is not permissible under Delaware law for the stockholders to restrict the Board's discretion in exercising its managerial authority to determine the compensation for the Company's officers and employees.[1]

Delaware law also does not permit stockholders to deprive directors of the ability to exercise their full managerial power in circumstances where their fiduciary duties would otherwise require them to exercise their judgment. See CA, Inc., 953 A.2d at 239. Yet, that is exactly what the Proposal attempts to do, in that it would intrude upon the Board's discretion with respect to employee compensation and prevent the Board from compensating certain officers or employees above arbitrary thresholds, regardless of the Board's good faith business judgment that compensating such officers and directors above those thresholds is in the best interests of the Company and all of its stockholders. The Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" in determining the compensation paid to the officers and employees referenced therein, Abercrombie, 123 A.2d at 899. The Proposal is therefore not a proper subject for action by the stockholders of the Company under Delaware law.[2]

[1] See also R. Franklin Balotti and Daniel A. Dreisbach, The Permissible Scope of Shareholder Bylaw Amendments in Delaware, 1 Corporate Governance Advisor 22 (Oct./Nov. 1992) ("Any proposal which mandates a certain action by the board or infringes upon the discretion of the board will likely be held unreasonable...").

[2] The limitations that the Proposal would impose on the Board's ability to compensate officers and employees also raises public policy concerns. As discussed above, under the construct of Delaware corporate law, the Board manages the business and affairs of the Company. In order to carry out its mandate, the Board is granted broad and varied powers. Thus, the Board is granted the power to determine compensation, in the form of cash, stock, options, property and otherwise, so as to be in a position to attract and retain the most qualified employees for the Company. The Board's exercise of these powers, however, is not unfettered. In exercising its managerial authority, the Board is subject to fiduciary duties which require the Board to use its powers in a manner to benefit the Company and its stockholders. Thus, any action of the Board, including the determination of employee compensation, is subject to equitable challenge. To implement the Proposal would allow a stockholder (who owes no fiduciary duties to the Company or the other stockholders) to usurp the Board's authority and dictate the terms of employee compensation. Thus, compensation determinations could be made without the corresponding risk of challenge for breach of fiduciary duty. As a result, the "carefully crafted balance of director power tested against the law of fiduciary duties" would be upset. Frederick H. Alexander and James D. Honaker, Power to the Franchise or the Fiduciaries?: An Analysis of the Limits on Stockholder Activist Bylaws, 33 Del. J. Corp. L. 749, 762 (2008).

B. The Proposal, If Adopted and Implemented, Would Violate Delaware Law

In addition to not being a proper matter for stockholder action, in our view, the Proposal, if adopted and implemented, would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the General Corporation Law.

As discussed above, under the General Corporation Law, the Board holds the full and exclusive authority to manage the Company. Because the Proposal impermissibly limits the Board's ability to manage the business and affairs of the Company by, among other things, restricting the Board's ability to determine the level of compensation for certain of the Company's officers and employees, the Proposal would violate Section 141(a) of the General Corporation Law. Indeed, the Delaware Supreme Court's decision in Quickturn supports the conclusion that the Proposal's limitation on the exercise of the Board's discretion to compensate officers and employees would contravene Section 141(a) and, therefore, not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a stockholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

In addition, the Proposal, if adopted and implemented, would violate Section 141(a) of the General Corporation Law, because the Proposal is not stated in precatory language such that it suggests or recommends that the Board take certain actions. Rather, the Proposal purports to obligate the Board to take those actions. Specifically, the Proposal provides that "[t]he 2017 WMIH executive compensation and incentive packages *shall* not be greater than the previous year ... [and] *shall* be tied to specific share price milestones." See The Proposal (emphasis added). The Proposal also provides that based on certain arbitrarily selected stock prices, "all compensation and incentive packages *shall* be paid" at an arbitrarily selected rate. See The Proposal (emphasis added). Such a mandate from the stockholders to the Board impermissibly infringes on the Board's authority to manage the business and affairs of the Company under the Section 141(a) of the General Corporation Law.

If adopted and implemented, the Proposal would also impose a limitation on the Board's authority with respect to compensation of certain of the Company's officers and employees in violation of Section 122 of the General Corporation Law. Section 122(5) of the General Corporation Law provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). In addition, Section 122(15) of the General Corporation Law authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. § 122(15). Because the Proposal purports to restrict the Board's ability to compensate certain officers and employees above arbitrary thresholds, the Proposal would encroach upon the Board's powers under Sections 122(5) and 122(15) of the General Corporation Law.

The Proposal, if adopted and implemented, would also impermissibly infringe on the Board's powers concerning the grant, issuance, sale or other disposition of the Company's stock and stock options under Sections 152, 153 and 157 of the General Corporation Law, as it would restrict the Board's ability to offer stock options on such terms and conditions as the Board may determine appropriate as a component of employee compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, 1985 WL 11549, at *9 (Del. Ch. May 24, 1985) (citing Field, 68 A.2d at 820). See Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing business and affairs of Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with unyielding fiduciary duty to corporation and its stockholders).

Sections 152, 153 and 157 of the General Corporation Law relating to the issuance of corporate stock and options, together with Section 141(a), underscore the Board's broad (and exclusive) powers and duties in this regard. Thus, Section 157 permits only the board, not the stockholders, to approve the terms of, and the instruments evidencing, rights and options. 8 Del. C. § 157. The various subsections confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. § 157(a). Section 157(b) provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board, not the stockholders. See 8 Del. C. § 157(b). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options ... shall be conclusive." 8 Del. C. § 157(b). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. The Delaware Supreme Court has thus interpreted the provisions of Section 157 literally to mean that only the board of directors may determine the terms and conditions of rights to buy stock. See Grimes v. Alteon Inc., 804 A.2d 256, 262 (Del. 2002) (invalidating a right to buy stock because, among other reasons, the CEO of the corporation rather than its board approved the right at issue). In fact, with the exception of the delegation to officers (not stockholders) expressly permitted in Section 157(c), "directors have the exclusive right and duty to control and implement all aspects of the creation and issuance of options and rights." 1 David A. Drexler et al., Delaware Corporation Law and Practice § 17.06, at 17-30 (2015) (emphasis added).

Similarly, Section 152 of the General Corporation Law (along with Sections 141 and 153) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that the consideration payable for "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine.... [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. § 152. Indeed, Section 153 sets forth the only instance where stockholders could have authority with respect to stock issuance matters. Importantly, however, Section 153 requires such authority to be in the corporation's certificate of incorporation: "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). In the case of the Company, the Certificate of Incorporation does not confer any such powers on the stockholders. Collectively, Sections 152, 153 and 157 of the General Corporation Law "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." Grimes, 804 A.2d at 261. Thus, the Proposal, which effectively imposes limits on the Board's ability to grant stock options and restricted stock, would, if implemented, constitute an invalid restriction on the powers of the Board under Sections 152, 153 and 157 of the General Corporation Law.

C. The Company Does Not have the Power and Authority to Implement the Proposal

As set forth above, the Proposal, if implemented, would violate Delaware law. Therefore, in our opinion, the Company lacks the power and authority to implement the Proposal.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that: (i) the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law, (ii) the Proposal, if adopted and implemented, would violate the General Corporation Law and (iii) the Company does not have the power and authority to implement the Proposal.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV/SN